Exhibit 99.1

Procaps Group Delays Filing of Annual Report on Form 20-F

MIAMI, USA – BARRANQUILLA, COL – May 14, 2024 – Procaps Group (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced that it has determined it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, within the prescribed time period.

Additional time is necessary to prepare and complete the Company’s review of its financial statements for the year ended December 31, 2023, in order for the Company to file its annual report on Form 20-F, including with respect to an ongoing internal investigation initiated by the Company´s Audit Committee with the assistance of external advisors into matters involving the Company’s historical accounting treatment and associated financial statement disclosure related to a 2012 loan in the amount of approximately $2.5 million that involved related parties.

The Company is working diligently to complete its financial statements in order to file its Form 20-F as soon as practicable; however, the Company no longer anticipates that it will be able to file its Form 20-F by May 15th, 2024.

The Company expects to hold a conference call shortly after the filing of its Form 20-F and Earnings Release and expects to provide a further update regarding the date of the call.

Please send all questions to ir@procapsgroup.com. Due to applicable securities laws, the Company is unable to provide further details beyond what is publicly disclosed, and accordingly the Company expects to address submitted questions in its applicable reports and during its conference call once the results are published.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, the Company’s expectations as to the outcome of its preparation and review of its financial statements and preliminary determinations of certain financial results.

These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the review of the Company’s financial statements; the conclusions of management (and the timing of the conclusions) concerning matters relating to the Company’s financial statements; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.